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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Morgan Keegan & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Front Street
(No. and Street)

Memphis	**Tennessee**	**38103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles D. Maxwell **901-524-4100**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

6410 Poplar Avenue, Suite 500	**Memphis**	**TN**	**38119**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 3/16

OATH OR AFFIRMATION

We, R. Patrick Kruczek and Charles D. Maxwell, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Keegan & Company, Inc., as of December 31, 2009, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supplemental information of the Company are made available to all the Company's members and allied members of the New York Stock Exchange, Inc.

R. Patrick Kruczek
President and Chief Operating Officer

Charles D. Maxwell
Chief Financial Officer

Linda J. Harwood
State of Tennessee Notary Public
Shelby County, Tennessee

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.
- ■ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morgan Keegan & Company, Inc. and Subsidiary

Financial Statements
and Supplemental Information

Year Ended December 31, 2009

Contents

Ernst & Young LLP
6410 Poplar Avenue
Suite 500
Memphis, Tennessee 38119

Tel: +1 901 526 1000
Fax: +1 901 577 6342
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Morgan Keegan & Company, Inc.

We have audited the accompanying consolidated statement of financial condition of Morgan Keegan & Company, Inc. and subsidiary (the Company) as of December 31, 2009, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 26, 2010

A member firm of Ernst & Young Global Limited

Morgan Keegan & Company, Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 46,256,976
Securities segregated for regulatory purposes, at fair value	113,900,000
Deposits with clearing organizations and others	24,917,012
Receivables from brokers, dealers and clearing organizations	278,360,284
Receivables from customers	397,894,766
Securities purchased under agreements to resell	377,926,425
Securities owned, at fair value	904,272,674
Memberships in exchanges, at cost (estimated market value $2,516,000)	90,129
Furniture, equipment, and leasehold improvements, less allowances for depreciation and amortization of $22,440,016	23,945,558
Due from affiliate	92,619,682
Other assets	256,146,505
Total assets	$ 2,516,330,011
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliate	56,909,986
Payables to brokers and dealers and clearing organizations	49,328,952
Payables to customers	423,889,134
Customer drafts payable	36,529,002
Securities sold under agreements to repurchase	448,208,352
Securities sold, not yet purchased, at fair value	266,192,065
Other liabilities	305,543,057
Total liabilities	1,586,600,548
Stockholder's equity:	
Common stock, par value $.625 per share: authorized shares 100,000,000; 29,404,235 issued and outstanding shares	18,377,647
Paid-in capital	44,302,477
Retained earnings	867,049,339
Total stockholder's equity	929,729,463
Total liabilities and stockholder's equity	$ 2,516,330,011

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiary

Consolidated Statement of Income

Year Ended December 31, 2009

Revenues	
Commissions	$ 201,822,970
Principal transactions	442,109,559
Investment banking	196,273,369
Interest	52,436,279
Investment management fees	103,264,640
Other	32,824,509
	1,028,731,326
Expenses	
Compensation	623,697,350
Floor brokerage and clearance	13,252,789
Communications	61,221,607
Travel and promotional	18,087,362
Occupancy and equipment cost	46,239,599
Interest	10,022,466
Taxes, other than income taxes	28,114,046
Other operating expenses	157,322,245
	957,957,464
Income before income taxes	70,773,862
Income tax expense	24,211,000
Net income	$ 46,562,862

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiary

Consolidated Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

	Common Stock		Additional Paid-in	Retained	Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2009	29,404,235	$ 18,377,647	$ 44,302,477	$820,486,477	$883,166,601
Net income	–	–	–	46,562,862	46,562,862
Balance at December 31, 2009	29,404,235	$ 18,377,647	$ 44,302,477	$867,049,339	$929,729,463

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiary

Consolidated Statements of Cash Flows

Year Ended December 31, 2009

Operating activities	
Net income	$ 46,562,862
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	15,411,420
Deferred income taxes	7,944,000
	69,918,282
(Increase) decrease in operating assets:	
Securities segregated for regulatory purposes, at market	47,000,000
Deposits with clearing organizations and others	(7,064,716)
Receivables from brokers and dealers and clearing organizations	(99,802,307)
Receivables from customers	23,475,444
Securities purchased under agreements to resell	(18,706,276)
Securities owned, at fair value	(76,560,431)
Other assets	(24,208,228)
Increase (decrease) in operating liabilities:	
Payables to brokers and dealers and clearing organizations	29,170,842
Payables to customers	(6,736,814)
Customer drafts payable	(10,810,233)
Securities sold under agreements to repurchase	20,608,108
Securities sold, not yet purchased, at fair value	58,967,514
Other liabilities	31,610,222
	(33,056,875)
Net cash provided by operating activities	36,861,407
Investing activities	
Purchases of furniture, equipment, and leasehold improvements	(5,660,453)
Net cash used in investing activities	(5,660,453)
Financing activities	
Capital contribution from Parent	
Short-term borrowings	(67,600,000)
Due from affiliate	6,434,670
Due to affiliates	35,761,301
Net cash used in financing activities	(25,404,029)
Net increase in cash	5,796,925
Cash at beginning of year	40,460,051
Cash at end of year	$ 46,256,976

Income tax payments totaled $13,182,922 in 2009. Interest payments totaled $10,090,467 in 2009.

See accompanying notes.

1. Description of the Company and Basis of Presentation

Morgan Keegan & Company, Inc. and Subsidiary (the Company or Morgan Keegan) is a registered securities broker-dealer under the Securities Exchange Act of 1934 and a wholly owned subsidiary of Regions Financial Corporation, Inc. (the Parent or Regions). The Company is in one principal line of business of providing investment services primarily in the southern United States. These services include the underwriting, distribution, trading and brokerage of equity and debt securities, as well as the sale of mutual funds and other investment products. In addition, the Company provides investment management for retail and institutional clients and trust services for retail clients. The Company is a member of the Financial Industry Regulatory Authority and other principal exchanges.

The Consolidated Financial Statements include the accounts of the Company and its subsidiary after elimination of all material intercompany balances and transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Financial Assets and Liabilities

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts, which because of the short-term nature of the financial instruments, approximate current fair value. See Note 15 for discussion of determining fair value.

Securities Transactions

Proprietary securities transactions and related commission revenue and expense are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis with related commissions and clearing expenses recorded on a trade date basis.

Securities

Securities owned and securities sold, not yet purchased are carried at fair value and unrealized gains and losses are reflected in revenues.

2. Significant Accounting Policies (continued)

Investment Banking

Management fees on investment banking transactions and selling concessions are recorded on the settlement date. Underwriting fees are generally recorded on the date the underwriting syndicate is closed. Investment management fees are recorded when the services to be performed are completed.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation and amortization are provided on the straight-line basis over the estimated useful lives of furniture and equipment and over the shorter of the lease term or useful life of leasehold improvements.

Securities-Lending Activities

Securities-borrowed and securities-loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. Securities-loaned transactions require the borrower to deposit cash or other collateral with the Company. Generally, this amount is in excess of the market value of securities-loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities-borrowed and securities-loaned transactions and is included in other assets or other liabilities on the Consolidated Statement of Financial Condition and the respective interest balances on the Consolidated Statement of Income.

Reverse Repurchase Agreements and Repurchase Agreements

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) generally are collateralized by U.S. Government and agency obligations and are carried at the amounts at which the securities will be subsequently resold or repurchased. Interest is accrued on repurchase or resale contract amounts and is included in other assets or other liabilities on the Consolidated Statement of Financial Condition and the respective interest balances on the Consolidated Statement of Income.

2. Significant Accounting Policies (continued)

Goodwill

The cost in excess of fair value of identifiable net assets of businesses acquired is recorded as goodwill. In accordance with Accounting Standards Codification (ASC) 350 (formerly Financial Accounting Standards Board (FASB) statement 142, *Goodwill and Other Intangible* Assets, an analysis is performed at least annually to compare the fair value of the reporting unit to the carrying amount to determine if any impairment exists. The Company performs its annual impairment assessment as of November 30 of each fiscal year, unless circumstances dictate more frequent assessments. No impairment losses were recorded in 2009.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets in accordance with ASC 360 (formerly FASB statement 144, *Impairment and Disposal of Long Lived Assets*), whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable and exceeds its fair value. When such an event occurs, the Company compares the sum of the undiscounted expected future cash flows of the asset (asset group) with the carrying amounts of the asset. If the undiscounted expected future cash flows are less than the carrying value of the assets, the Company measures the amount of impairment loss as the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recorded in 2009.

Income Taxes

The Company utilizes the liability method of accounting for income taxes whereby deferred tax assets and liabilities are recorded by applying federal and state tax to cumulative temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Receivables from Customers

Receivables from customers include amounts arising from uncompleted transactions and margin balances. Securities, which are owned by customers but held as collateral for receivables from customers, are not included in the consolidated financial statements.

2. Significant Accounting Policies (continued)

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations include amounts due on failed securities transactions, as well as securities loaned or borrowed.

Memberships in Exchanges

The Company maintains memberships on various domestic exchanges. Exchange memberships owned by the Company are carried at cost. Assessments of the potential impairment of carrying value are performed, in accordance with ASC 360, (formerly FASB Statement No. 144, *Impairment and Disposal of Long Lived Assets*. There were no exchange membership impairments in 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recently Adopted Application of Accounting Standards

In June 2009, the FASB voted to approve the FASB ASC as the single source of authoritative nongovernmental U.S. generally accepted accounting principles. The ASC became effective for the Company beginning with its fiscal year ended December 31, 2009. The ASC does not change U.S. generally accepted accounting principles, but combines all authoritative standards such as those issued by the FASB, the American Institute of Certified Public Accountants and the Emerging Issues Task Force into a comprehensive, topically organized online database.

On January 1, 2008, the Company adopted ASC 820 (formerly FASB statement 157, *Fair Value Measurements*). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. On January 1, 2009, the Company implemented the previously deferred provisions of ASC 820 for nonfinancial assets and liabilities recorded at fair value, as required. The adoption of this statement did not have a material impact on the consolidated financial statements.

2. Significant Accounting Policies (continued)

In December 2007, the FASB issued ASC 805 (formerly FASB statement 141R, *Business Combinations*). This standard significantly changes the accounting for and reporting of business combinations in consolidated financial statements. Among other things, ASC 805 requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed at the acquisition date and requires the expensing of most transaction and restructuring costs. The Company adopted this standard effective January 1, 2009, and it is applicable only to transactions occurring after the effective date.

In March 2008, the FASB issued ASC 815 (formerly FASB statement statement 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133*). ASC 815 improves the disclosure requirements for derivative instruments and hedging activities by providing enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under ASC 815, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The Company adopted this standard on January 1, 2009, and the adoption did not have a material impact on the consolidated financial statements.

In May 2009, the FASB issued ASC 855 (formerly SFAS No. 165, *Subsequent Events*), which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, ASC 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The ASC became effective for the Company commencing with the Company's fiscal year ended December 31, 2009. Management has evaluated subsequent events through the date these financial statements were issued.

2. Significant Accounting Policies (continued)

On September 30, 2009, the FASB issued Accounting Standards Update No. 2009-12. ASU 2009-12 amends ASC 820, *Fair Value Measurements and Disclosures* by providing additional guidance on measuring the fair value of certain alternative investments. Under the amended guidance, entities are permitted, as a practical expedient, to estimate the fair value of investments within its scope using the net asset value (NAV) per share of the investment as of the reporting entities' measurement dates. The amended guidance applies only to investments in entities that calculate NAV (or its equivalent, such as member units or an ownership interest in partners' capital) consistent with the measurement principles of ASC 946, *Financial Services — Investment Companies* (i.e., entities that measure investment assets at fair value on a recurring basis). The guidance in ASU 2009-12 will be effective for the Company beginning on January 1, 2010, and the adoption of this guidance is not expected to have material impact on the consolidated financial statements.

On January 21, 2010, the FASB issued Accounting Standards Update No. 2010-06, *Improving Disclosures about Fair Value Measurements*. ASU 2010-06 amends FASB Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures,* to require additional disclosures regarding fair value measurements. The amended guidance requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy. Entities are also required to disclose information in the Level 3 rollforward about purchases, sales, issuances and settlements on a gross basis. In addition to these new disclosure requirements, ASU 2010-06 also amends Topic 820 to further clarify existing guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The guidance in ASU 2010-06 will be effective for the Company beginning on January 1, 2010, and the adoption of this guidance is not expected to have material impact on the consolidated financial statements.

3. Short-Term Borrowings

At December 31, 2009, the Company had an unsecured line of credit of $50,000,000 and a secured line of credit of $175,000,000 with Regions Bank, an affiliate, with no outstanding balance at December 31, 2009. There were no compensating balances associated with these lines of credit, and there is no expiration. The lines bear interest at the federal funds rate plus 50 basis points.

3. Short-Term Borrowings (continued)

At December 31, 2009, the Company had total lines of credit with other financial institutions of $585,000,000, with expirations prior to December 31, 2010, under which $65,000,000 could be borrowed on an unsecured basis. There were no compensating balances associated with these lines of credit. There were no outstanding balances against these lines of credit at December 31, 2009. Secured amounts are collateralized by securities held in safekeeping at the respective financial institution. The lines bear interest at rates linked to the federal funds rate.

4. Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2009.

5. Securities and Deposits with Clearing Organizations and Others

Securities owned for trading and other purposes consist of the following, at fair value:

	December 31, 2009
U.S. government obligations	$ 439,786,276
State and municipal obligations	264,329,746
Corporate bonds	35,441,144
Bankers' acceptances	11,130,002
Stocks	153,585,506
	$ 904,272,674

State and municipal obligations include an issue with a par value of $12,700,000, which is recorded at an estimated fair value of $4,699,000 at December 31, 2009, as determined by management of the Company, which is the amount expected to be recovered from the bonds. No interest income is being recorded on the bonds.

Deposits with clearing organizations and others consist of cash of $12,790,222 and securities with a total fair value of $12,126,790 at December 31, 2009.

Securities segregated for regulatory purposes consist of U.S. Government obligations with a total fair value of $113,900,000 at December 31, 2009. These securities were on deposit in a special reserve bank account on the dates indicated to satisfy the Company's reserve requirement under Rule 15c 3-3 of the Securities and Exchange Commission.

5. Securities and Deposits with Clearing Organizations and Others (continued)

Securities sold, not yet purchased consist of the following, at fair value:

	December 31, 2009
U.S. government obligations	$ 236,841,904
Corporate bonds	14,332,379
Stocks	3,951,770
State and municipal obligations	105,479
Banker's acceptances	10,960,533
	$ 266,192,065

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Consolidated Statement of Financial Condition.

6. Receivables from Brokers, Dealers, and Clearing Organizations

Accounts with brokers, dealers and clearing organizations consist of the following:

	December 31, 2009
Receivables:	
Securities failed to deliver	$ 252,561,079
Due from clearing organizations	6,057,926
Securities borrowed	19,735,284
Other	5,995
	$ 278,360,284
Payables:	
Securities failed to receive	$ 39,078,758
Due to clearing organizations	24,159
Securities loaned	10,226,035
	$ 49,328,952

7. Leases

The Company leases office space, furniture and equipment under noncancelable leases expiring through 2020, with options to renew certain of the leases for up to an additional five years. Some of the office space leases contain escalation provisions. Total rental expense for the year ended December 31, 2009, was $30,198,423. Included in these totals are payments to related parties of $5,889,566.

Aggregate future annual minimum rental commitments for the years ending December 31 are as follows:

2010	$ 23,897,428
2011	19,871,460
2012	16,917,193
2013	14,092,351
2014	11,744,023
Thereafter	20,292,790
	$ 106,815,245

Future minimum rental commitments to related parties included in the amounts above total $14,139,741.

8. Commitments and Contingencies

At December 31, 2009, the Company had pledged $62,100,460, in customer-owned securities to cover customer margin requirements with a clearing organization.

Regions and certain of its affiliates have been named in class-action lawsuits filed in federal and state courts on behalf of investors who purchased shares of certain Regions Morgan Keegan Select Funds (the Funds) and shareholders of Regions. The Funds were formerly managed by Morgan Asset Management, Inc. The complaints contain various allegations, including claims that the Funds and the defendants misrepresented or failed to disclose material facts relating to the activities of the Funds. No class has been certified, and at this stage of the lawsuits Regions cannot determine the probability of a material adverse result or reasonably estimate a range of potential exposures, if any. However, it is possible that an adverse resolution of these matters may be material to the Company's consolidated financial position or results of operations.

8. Commitments and Contingencies (continued)

Certain of the shareholders in these Funds and other interested parties have entered into arbitration proceedings and individual civil claims, in lieu of participating in the class actions. Although it is not possible to predict the ultimate resolution or financial liability with respect to these contingencies, management is currently of the opinion that the outcome of these proceedings would not have a material effect on Company's consolidated financial position or results of operations.

In July 2009, the Company, Morgan Asset Management, Inc. and three employees each received a Wells notice from the Staff of the Atlanta Regional Office of the Securities and Exchange Commission (SEC) stating that the Staff intends to recommend that the Commission bring enforcement actions for possible violations of the federal securities laws. The potential actions relate to the Staff's investigation of the Funds. Additionally, in July 2009, the Company received a Wells notice from the enforcement staff of the Financial Industry Regulatory Authority (FINRA) advising the Company that it had made a preliminary determination to recommend disciplinary action against the Company for violation of various NASD rules relating to sales of the Funds during 2006 and 2007. A Wells notice is neither a formal allegation nor a finding of wrongdoing. The notices provide the recipients the opportunity to provide their perspective and to address issues raised prior to any formal action being taken by the SEC or FINRA. Responses have been submitted to both the SEC and FINRA notices. Also, a joint state task force has indicated that it is considering charges against the Company, related entities and certain of their officers in connection with sales of the Funds. Discussions are ongoing with the state securities commissioners in the task force about the proposed charges and possible resolutions. Although it is not possible to predict the ultimate resolution or financial liability with respect to these matters, management is currently of the opinion that the outcome of these matters will not have a material effect on the Company's business, consolidated financial position or results of operations.

In March 2009, Morgan Keegan received a Wells notice from the SEC's Atlanta Regional Office related to auction rate securities (ARS) indicating that the SEC staff intended to recommend that the Commission take civil action against the Company. On July 21, 2009, the SEC filed a complaint in United States District Court for the Northern District of Georgia against the Company alleging violations of the federal securities laws in connection with ARS that Morgan Keegan underwrote, marketed and sold. The SEC is seeking an injunction against the Company for violations of the antifraud provisions of the federal securities laws, as well as disgorgement,

8. Commitments and Contingencies (continued)

financial penalties and other equitable relief for customers, including repurchase by Morgan Keegan of all ARS that it sold prior to March 20, 2008. Beginning in February 2009, the Company commenced a voluntary program to repurchase ARS that it underwrote and sold to the firm's customers, and extended that repurchase program on October 1, 2009 to include certain ARS that were sold by Morgan Keegan to its customers but were underwritten by other firms. As of December 31, 2009, customers of Morgan Keegan owned approximately $247 million of ARS at par value and Morgan Keegan held approximately $166 million of ARS, at fair value on its balance sheet.

On July 21, 2009, the Alabama Securities Commission issued a "Show Cause" order to the Company arising out of the ARS matter that is the subject of the SEC complaint described above. The order requires Morgan Keegan to show cause why its registration as a broker-dealer should not be suspended or revoked in the State of Alabama and also why it should not be subject to disgorgement, repurchasing all ARS sold to Alabama residents and payment of costs and penalties. Although it is not possible to predict the ultimate resolution or financial liability with respect to the ARS matter, management is currently of the opinion that the outcome of this matter will not have a material effect on the Company's business, consolidated financial position or results of operations.

The Company is also involved in other litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

9. Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Parent allocates federal income taxes on a separate return basis. The Company, generally, files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

Significant components of the provision for income taxes for the year ended December 31, 2009, are as follows:

Federal:	
Current	$ 31,073,000
Deferred	(7,944,000)
	23,129,000
State	1,082,000
Income tax expense	$ 24,211,000

The reconciliation of income tax computed at the U.S. statutory tax rate to income tax expense is:

	Year Ended December 31, 2009	
	Amount	**Percent**
Federal statutory rate applied to pretax earnings	$ 24,770,852	35.0
State and local taxes, less federal income tax benefit	703,300	1.0
Nontaxable interest, less nondeductible interest expense	(1,557,057)	(2.2)
Meals and entertainment	655,491	0.9
Other – net	(361,586)	(0.5)
	$ 24,211,000	34.2

9. Income Taxes (continued)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2009, are as follows:

Deferred tax assets	
Deferred compensation	$ 30,831,701
Nondeductible reserves	36,441,753
Insurance and benefits	230,961
Intangibles	3,032,858
Other	2,794,157
Deferred tax asset	73,331,430
Deferred tax liabilities	
Depreciation and related items	4,340,167
Other	747,696
Deferred tax liability	5,087,863
Net deferred tax assets	$ 68,243,567

Net deferred tax assets are included in other assets on the Consolidated Statement of Financial Condition. Management has evaluated the need for a valuation allowance for all or a portion of the deferred tax assets and concluded that no valuation allowance was necessary.

Uncertain Tax Positions

The Company accounts for uncertain tax positions in accordance with ASC 740 (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes)*, which requires that only benefits from tax positions that are more-likely-than-no of being sustained upon examination should be recognized in the financial statements. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2008	$ 1,800,000
Additions	–
Subtractions	–
Balance at December 31, 2009	$ 1,800,000

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $1.8 million during the year ended December 31, 2009.

10. Reverse Repurchase and Repurchase Agreements

The Company enters into repurchase agreements with the obligation to repurchase the securities sold reflected as a liability in the Consolidated Statement of Financial Condition. These agreements carry risks of changes in fair value similar to securities held in the Company's inventory. The Company also enters into reverse repurchase agreements. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable in the Consolidated Statement of Financial Condition. Securities purchased under agreements to resell are held in safekeeping in the Company's name. Should the market value of the underlying securities decrease below the amount recorded, the counterparty is required to place an equivalent amount of additional securities in safekeeping in the name of the Company. Government securities segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission represents securities purchased under an agreement to resell of $113,900,000 at December 31, 2009.

The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. Counterparties are principally primary dealers of U.S. government securities and financial institutions.

11. Employee Benefit Plans

The Company makes discretionary contributions to its 401(k) defined contribution plan covering substantially all employees. Total expense related to the 401(k) plan for the year ended December 31, 2009, was $2,137,678.

The Company also makes discretionary restricted compensation awards, which vest and are amortized over the restriction period, generally five years. Total expense related to these awards for the year ended December 31, 2009, was $29,289,992.

12. Goodwill and Intangible Assets

Changes in the carrying amount of goodwill included in Other Assets on the Consolidated Statement of Financial Condition are as follows:

Balance at December 31, 2008	$ 35,113,279
Additions	5,000,000
Impairment charges	–
Balance at December 31, 2009	$ 40,113,279

Additions to goodwill relate to a contingent earnout payment related to a 2007 acquisition.

Intangible assets, which are included in Other Assets on the Consolidated Statement of Financial Condition, consist of the following:

Customer lists	$ 22,416,000
Employment contracts	11,782,012
Total amortizable intangible assets	34,198,012
Less: accumulated amortization	17,043,028
Net amortizable intangible assets	$ 17,154,984

Total amortization expense related to these assets for the year ended December 31, 2009, was $7,326,533. Estimated aggregate amortization expense for each of the succeeding five fiscal years is as follows:

Fiscal Year Ending	
2010	$ 5,772,538
2011	3,615,799
2012	1,085,800
2013	1,085,800
2014	819,400

13. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's (SEC) uniform net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternate method of the rule, which prohibits a broker-dealer from engaging in any securities transactions when its net capital, as defined, is less than 2% of its aggregate debit balances arising from customer transactions. The SEC may also require a member to reduce its business and restrict withdrawal of capital if its net capital is less than 4% of aggregate debit balances, and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than 5% of aggregate debit balances.

At December 31, 2009, the Company had net capital of $417,136,285 which was 91% of its aggregate debit balances and $407,089,317 in excess of the 2% net capital requirement.

14. Related-Party Transactions

The Company loaned approximately $106 million to an affiliate, Morgan Properties, Inc., for liquidity purposes in 2007. The balance of the loan at December 31, 2009, was approximately $93 million. No interest is being charged to the affiliate. There are no terms associated with this loan.

Amount due to affiliates at December 31, 2009, represents approximately $26 million payable to the Parent and a payable of $31 million to another subsidiary of the Parent. Both balances arose in the normal course of business.

At December 31, 2009, the Company had approximately $36 million on deposit with the Parent, which is included in Cash on the Consolidated Statement of Financial Condition. The Company also receives income from the Parent related to money fund balances and other fees. At December 31, 2009, the Company had received approximately $22 million of fee income from the Parent. The majority of this income is included in Investment Management Fees on the Consolidated Statement of Income.

15. Fair Value of Financial Instruments

The Company defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a hierarchy of valuation inputs to measure fair value.

The hierarchy prioritizes the inputs into three broad levels

Level 1: where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume);

Level 2: where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market; and

Level 3**:** where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data. These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

Items Measured at Fair Value on a Recurring Basis

Securities owned and securities sold, not yet purchased are recorded at fair value on a recurring basis. These items primarily consist of U.S. Treasuries, mortgage-backed and asset-backed securities, municipal bonds and equity securities. The Company uses quoted market prices of identical assets on active exchanges, or Level 1 measurements. Where such quoted market prices are not available, the Company typically employs quoted market prices of similar instruments (including matrix pricing) and/or discounted cash flows to estimate a value of these securities, or Level 2 measurements. Level 2 discounted cash flow analyses are typically based on market interest rates, prepayment speeds and/or option adjusted spreads. Level 3 measurements include discounted cash flow analyses based on assumptions that are not readily observable in the market place. Such assumptions include projections of future cash flows, including loss assumptions, and discount rates.

15. Fair Value of Financial Instruments (continued)

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Fair Value
		(In Thousands)		
Assets				
Securities segregated for regulatory purposes	$ 113,900	$ –	$ –	$ 113,900
Securities owned	142,286	547,275	214,712	904,273
Liabilities				
Securities sold, not yet purchased	$ 3,957	$ 261,243	$ 992	$ 266,192

Assets and liabilities in all levels could result in volatile and material price fluctuations. Realized and unrealized gains and losses on Level 3 assets represent only a portion of the risk to market fluctuations in the Company's balance sheets.

The following table illustrates a rollforward for all assets and (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the twelve months ended December 31, 2009:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3 measurements only)	
	Securities Owned	Securities sold, not yet purchased
	(In Thousands)	
Beginning balance, January 1, 2009	$ 377,472	$ (118,124)
Total gains (losses) realized and unrealized:		
Included in earnings	(8,853)	(921)
Purchases and issuances	576,339	528,436
Settlements	(624,500)	(536,604)
Transfers in and/or out of Level 3	(105,746)	126,221
Ending balance, December 31, 2009	$ 214,712	$ (992)

15. Fair Value of Financial Instruments (continued)

The following table details the presentation of both realized and unrealized gains and losses recorded in earnings for Level 3 assets and liabilities for the twelve months ended December 31, 2009:

	Total Gains and Losses (Level 3 measurements only)	
	Securities Owned	Securities sold, not yet purchased
	(In Thousands)	
Classifications of gains (losses) both realized and unrealized included in earnings for the period:		
Principal transactions	$ (8,853)	$ (921)
Total realized and unrealized gains and (losses)	$ (8,853)	$ (921)

The following table details the presentation of only unrealized gains and losses recorded in earnings for Level 3 assets and liabilities for the twelve months ended December 31, 2009:

	Securities Owned	Securities sold, not yet purchased
	(In Thousands)	
The amount of total gains and losses for the period included in earnings, attributable to the change in unrealized gains (losses) relating to assets and liabilities still held at December 31, 2009:		
Principal transactions	$ 39	$ (1)
Total unrealized gains and (losses)	$ 39	$ (1)

16. Financial Instruments with Off-Balance Sheet Risk and Credit Risk

Financial instruments recorded at fair value on the Company's Consolidated Statement of Financial Condition include securities owned and sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, and receivables from and payables to affiliates and customers. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's activities involve the execution, settlement and financing of various securities transactions, including customer transactions. Customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur.

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices increase, as the Company may be obligated to cover such positions at a loss. The Company manages its exposure to these instruments by entering into offsetting or other positions in a variety of financial instruments.

As a securities broker-dealer, a substantial portion of the Company's transactions is collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's or contra party's ability to satisfy their obligations to the Company. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

If another party to the transaction fails to perform as agreed (such as failure to deliver a security or failure to pay for a security), the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company maintains its cash deposits in various financial institutions, several of which include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

16. Financial Instruments with Off-Balance Sheet Risk and Credit Risk (continued)

In the normal course of business, the Company enters into underwriting and forward and future commitments. At December 31, 2009, the contract amount of future contracts to purchase and sell U.S. Government and municipal securities was approximately $1 million and $114 million, respectively. The Company typically settles its position by entering into equal but opposite contracts and, as such, the contract amounts do not necessarily represent future cash requirements. Settlement of the transactions relating to such commitments is not expected to have a material effect on the Company's financial position. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

Additionally, in the normal course of business, the Company enters into transactions for delayed delivery, to-be-announced (TBA) securities which are recorded on the Consolidated Statement of Financial Condition at fair value. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

While the Company regularly participates in the trading of some derivative securities for its customers, this trading is not a significant portion of the Company's business.

Supplemental Information

Schedule I

Morgan Keegan & Company, Inc. and Subsidiary

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Total stockholder's equity (from Statement of Financial Condition)	$ 929,729,463
Deductions:	
Nonallowable assets:	
Memberships in exchanges, at cost	90,129
Furniture, equipment, and leasehold improvements, less allowance for depreciation and amortization of $22,440,016 at December 31, 2009	23,945,558
Dividends receivable outstanding longer than 30 days from the payable date	87,353
Aged fails to deliver	490,795
Unsecured customer debit balances	2,207,331
Other assets	341,877,155
Other deductions and/or charges	57,231,160
Securities not readily marketable	26,609,052
Net capital before haircuts on securities positions	477,190,930
Haircuts on securities positions:	
Corporate obligations	3,365,963
U.S. Government and agency obligations	18,668,505
State and municipal government obligations	15,942,089
Stocks	21,640,620
Options and other	437,468
Net capital	$ 417,136,285
Aggregate debit items as shown in formula for reserve requirement	$ 456,443,652
Minimum net capital required (greater of $1,500,000 or 2% of aggregate debit items plus supplemental requirements)	$ 10,046,968
Excess net capital	407,089,317
Net capital	$ 417,136,285
Net capital in excess of:	
4% of aggregate debit items	$ 398,878,539
5% of aggregate debit items	$ 394,314,102
Percentage of net capital to aggregate debit items	91%

No material differences exist between the computation above and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II, as of December 31, 2009.

Schedule II

Morgan Keegan & Company, Inc. and Subsidiary

Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

Credit balance	
Free credit balances and other credit balances in customers' security accounts	$ 435,116,383
Monies borrowed collateralized by securities carried for the accounts of customers	36,602,526
Monies payable against customers' securities loaned	10,226,034
Customers' securities failed to receive	38,936,447
Credit balances in firm accounts which are attributable to principal sales to customers	10,311,582
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed	868,823
Other	11,445,371
Total credit items	$ 543,507,166
Debit balances	
Debit balances in customer's cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 388,143,877
Securities borrowed to cover short sales by customers	4,136,249
Failed to deliver of customers' securities not older than 30 calendar days	29,468,000
Margin required with Options Clearing Corporation	34,695,526
Aggregate debit items	456,443,652
Less 3%	(13,693,310)
Total debit items	442,750,342
Excess of credits over debits	$ 100,756,824
Amount on deposit in special reserve bank account	$ 113,900,000

No material differences exist between the computation above and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II, as of December 31, 2009.

Note - As of December 31, 2009, the Company was able by the above computation to withdraw up to $13,143,176. On January 5, 2010, a total of $4,900,000 was deposited to the reserve, making the balance $118,800,000, which was $18,043,176 in excess of the requirement.

Schedule III

Morgan Keegan & Company, Inc. and Subsidiary

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2009

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under *Rule 15c3-3*)	None
Customers' fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations *as permitted under Rule 15c3-3*).	None

Morgan Keegan & Company, Inc. and Subsidiary

Statement Regarding the Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

December 31, 2009

For the year ended December 31, 2009, the Company did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.

Morgan Keegan & Company, Inc. and Subsidiary

Statement Regarding the Secured Amounts and Funds Held in
Separate Accounts for Foreign Futures and Foreign
Options Customers Pursuant to Commission Regulation 30.7

December 31, 2009

For the year ended December 31, 2009, the Company did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.

Morgan Keegan & Company, Inc. and Subsidiary

Statement Regarding the Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts

December 31, 2009

For the year ended December 31, 2009, the Company did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
6410 Poplar Avenue
Suite 500
Memphis, Tennessee 38119

Tel: +1 901 526 1000
Fax: +1 901 577 6342
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1)

The Board of Directors
Morgan Keegan & Company, Inc.

In planning and performing our audit of the consolidated financial statements of Morgan Keegan & Company, Inc. and subsidiary (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Future Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets.

A member firm of Ernst & Young Global Limited

This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

A member firm of Ernst & Young Global Limited

Ernst & Young

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2010

A member firm of Ernst & Young Global Limited